November 14, 2008

VIA FACSIMILE AND EDGAR

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Mail Stop 7010
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	GigaMedia Limited
Form 20-F for the Fiscal Year Ended December 31, 2007
Filed June 30, 2008
File No. 0-30540

Dear Ms. Collins:

On behalf of GigaMedia Limited, a company limited by shares, incorporated under the laws of the Republic of Singapore (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) to the above-referenced Form 20-F of the Company (the “2007 Form 20-F”) set forth in your letter dated October 3, 2008 (the “Comment Letter”).  For the convenience of the Staff, each comment in the Comment Letter is reprinted below in italics under the Staff’s topic headings and is followed in each case by the corresponding response of the Company.  Unless otherwise noted, references to the Company’s responses to the Staff’s prior comments are to the responses set out in the Company’s response letter dated September 12, 2008.

Form 20-F for the Fiscal Year Ended December 31, 2007

Item 4. Information on the Company

B. Business Overview, page 20

1.
In your response to our prior comment 2, you support your assertion regarding your competitive position in the gaming industry by referring mainly to internal data. Please confirm that, in future filings, you will clearly disclose the basis for any statements you make regarding your competitive position. See Item 4.B.7 of Form 20-F. Please also confirm that you will frame any such statements within the context of the particular gaming communities and geographic areas to which the statements apply.

Response:
In response to the Staff’s comment, the Company confirms that, in future Form 20-F filings, it will clearly disclose the basis for any statements it makes regarding its competitive position, pursuant to Item 4.B.7 of Form 20-F. The Company also confirms that it will frame any such statements within the context of the particular gaming communities and geographic areas to which the statements apply.

Item 18.  Financial Statements

Note 1.  Business Overview, Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition

Gaming Software and Services Revenues, page F-11

2.
We note your response to our prior comment 8 where you indicate that in addition to UIM’s activities, the Company entered into a license and service agreement with Lap Top Finance Group, which generated revenues of only $300,000 during fiscal 2007. Besides the revenues generated from UIM and Lap Top, tell us what other sources contributed to the revenues included in your “gaming software and services” segment. In this regard, we note from the report of your independent auditors that UIM’s total revenue included in the consolidated financial statements of the Company for the year ended December 31, 2007 are $65.1 million and yet according to the Consolidated Statements of Operations, total gaming software and services revenues for the same period totaled $119.0 million. Please explain the $53.9 million difference. If the gaming software and services revenue line item includes revenues generated from a source other than UIM, then tell us why your MD&A or footnote or footnote disclosures do not include a discussion of such revenues.

Response:
Please see the following reconciliation of gaming software and service revenues for the year ended December 31, 2007:

US$ million
Net revenue generated by GigaMedia from UIM licensing fees	$53.6
Net revenue generated by GigaMedia from Lap Top licensing fees	0.3
A: Total gaming software and service revenues before FIN 46(R) consolidation of UIM	53.9

Total revenue earned by UIM	118.7
Subtract: Licensing costs paid by UIM to GigaMedia's subsidiary (eliminated in consolidation)	(53.6)
B: Net UIM revenue recorded by GigaMedia pursuant to FIN 46(R):	65.1

A+B: Total gaming software and service revenues per consolidated statement of operations	$119.0

The consolidated revenue of US$119.0 million consisted of the revenue earned by UIM of US$118.7 million, which was generated from players, and the revenue generated from Lap Top of US$0.3 million. Upon consolidating UIM, revenues from UIM of US$53.6 million were eliminated against licensing cost recorded by UIM and paid to a GigaMedia subsidiary. This resulted in a net increase in revenues of US$65.1 million, upon the consolidation of UIM by the Company. The US$53.9 million difference between US$119.0 million and US$65.1 million is attributable to US$53.6 million which was generated by UIM and paid to and recorded as revenue by a GigaMedia subsidiary (eliminated in consolidation) and revenue from Lap Top of US$0.3 million.

The report of the Company’s independent auditors states that the total revenue of UIM included in the consolidated financial statements of the Company for the year ended December 31, 2007 was approximately US$65.1 million.  This amount is net of the US$53.6 million paid by UIM to a GigaMedia subsidiary, which was recorded as revenue by the GigaMedia subsidiary pursuant to a licensing agreement entered into with UIM.  Therefore, the consolidation of UIM resulted in an increase in revenues of approximately US$65.1 million to the Company for the year ended December 31, 2007.  This is also referred to on page 95, under Item 15 of the 2007 Form 20-F.

Note 4.  Divestitures

Divestiture – ADSL Business, page F-33

3.
We note your response to our prior comment 9 with regards to the Company’s determination of the four discrete deliverables in the ADSL sale transaction. Please explain further how you determined that the sale of the ADSL business and the license of the Company’s brand name should be considered separate units of accounting. In this regard, tell us how you determined that Webs-TV could continue the customer relationships with the ADSL subscribers without using the Company’s brand name. In your response, tell us the contract terms of the subscriptions sold and explain how you concluded that the use of Company’s brand name was not essential to Webs-TV ability to maintain such arrangements and renew the contracts upon expiration. Also, tell us what consideration you gave to the relationship between the use of the Company’s brand name to Webs-TV ability to establish new customer relationships and tell us the significance of five year term of the license. In addition, tell us how you considered the criteria in paragraph 9 of EITF 00-21, by analogy, in determining these should be separate units of accounting.

Response:
The Company determined that the sale of the ADSL business and the license of the Company’s brand name were separate units of accounting because (a) the legal title of the brand name was not transferred together with the ADSL assets and related business as described in the Company’s response to the Staff’s prior comment 9 and (b) the Company considered the business reasons related to the ADSL sale transaction and the brand name license arrangement which indicated that the ADSL sale transaction did not depend on the continuing usage of the Company’s ADSL brand name, “Giga ADSL”.

The Company determined that Webs-TV could continue the customer relationships with the ADSL subscribers and could establish new customer relationships without using the Company’s brand name because (a) the Company believed its subscribers were not brand name sensitive, (b) Webs-TV had a plan to launch its own brand shortly after the completion of the transaction and (c) the contract terms with the Company’s ADSL subscribers did not contain specific expiration or termination dates.

The Company’s ADSL subscribers are not brand name sensitive

The Company believes that the sale of its ADSL business did not depend on the continuing usage of the “Giga ADSL” brand name due to the lack of investments in its ADSL brand, and the small market share of the Company’s ADSL business, approximately one percent in 2006 and 2007.  The Company has not invested any resources (either financial or human resources) in promoting its “Giga ADSL” brand since 2004. The broadband Internet access service industry in Taiwan has been dominated by one major incumbent fixed-line telecommunication service provider, Chunghwa Telecom, which has over 80 percent market share and is the dominant brand. Given such, the Company believed its subscribers did not choose the Company’s ADSL services over its competitors’ because of the value associated with its brand and such subscribers were not brand name sensitive.

This phenomenon is further demonstrated in the Taiwan Internet access service industry by another sale and purchase transaction in late 2006, when Taiwan Telecom Network (TTN) was acquired by Taiwan Fixed Network (TFN). TTN was an ADSL service provider with insignificant market share, similar to the Company’s ADSL business.  TFN acquired the ADSL subscribers of TTN without continuing to use the brand name of TTN, demonstrating that the brand name of ADSL providers with insignificant market share is not critical to the business.  Hence, the Company believes the ADSL sale transaction did not depend on the continuing usage of its brand name.

Webs-TV’s plan to launch a new integrated brand name

The buyer of the Company’s ADSL business, Webs-TV, a private company based in Taiwan, is an online digital content provider. Prior to acquiring the Company’s ADSL business, Webs-TV’s main line of business was to provide video contents through streaming technology to its subscriber base over the Internet.

One of the key reasons for Webs-TV’s acquisition of the Company’s ADSL business was to acquire the Company’s customer base in order to cross-sell Webs-TV’s streaming video content to the Company’s ADSL subscribers.

At the time Webs-TV acquired the Company’s ADSL business, Webs-TV also planned to acquire additional Internet customers and create an integrated brand name to serve all of its Internet customers. Subsequent to acquiring our ADSL business, Webs-TV acquired “yam.com”, the third largest web portal in Taiwan in September 2006 and subsequently completed the acquisition of Blockbuster, Taiwan in January 2007. In March 2007, less than one year from the purchase of our ADSL business, Webs-TV launched its own integrated brand name, “Yam Tiankong”. Webs-TV has been promoting its original streaming video content business and the newly acquired ADSL, portal and video rental businesses under this new brand name since then.  Based on these reasons, the Company believed that Webs-TV had the ability to maintain existing customer relationships and establish new customer relationships without relying on the Company’s ADSL brand name.

Furthermore, subscriber trends subsequent to Webs-TV’s acquisition of the Company’s ADSL business, both before and after Webs-TV launched its own brand name, further substantiate that the Company’s brand name was not essential to Webs-TV’s ability to maintain existing subscription arrangements and to renew the contracts upon expiration, nor was it essential to its ability to establish new customer relationships.  In May 2006, the transferred ADSL business included approximately 62,000 ADSL subscribers. The number of ADSL subscribers and monthly churn rate of ADSL subscribers remained quite steady from the end of 2006 to the time Webs-TV announced its new brand name in March 2007. Webs-TV has used its new brand name to acquire subscribers and to renew contracts with existing subscribers from March 2007 onwards.

Contract terms do not contain specific expiration or termination dates

The Company also analyzed the contract terms of the subscriptions sold.  In the standard terms of the ADSL subscription agreement the Company entered into with its ADSL subscribers, there was no expiration date or termination date of the contract, nor any termination clause applicable to a change in control or liquidation. If a subscriber wanted to terminate its contract, it needed to file an appropriate application form specifically for such termination.

In May 2006, in compliance with legal requirements in Taiwan, the Company made a public announcement and delivered e-mail notifications to all of its ADSL subscribers to inform them that the Company’s ADSL business would be transferred to Webs-TV as of the transaction date.  The notification also indicated that all ADSL services going forward would be provided by Webs-TV.  Webs-TV’s right to use the Company’s brand name was not mentioned in the notification.  As of the closing date of the sale of the ADSL business, no termination requests were received from the Company’s subscribers as a result of the notification of the transfer of their ADSL operator.  Thus, the Company concluded that the use of the Company’s ADSL brand name was not essential to Webs-TV’s ability to maintain customer relationships and related contract arrangements.

The brand name license agreement, including an exclusive / non-compete five-year license term, was requested by Webs-TV for non-competition purposes to prevent the Company from re-entering into the ADSL business in Taiwan in the specified licensing period. At the time the Company negotiated the disposal terms with Webs-TV, it was informed by Webs-TV that Webs-TV intended to launch its own brand name in the near future.  During the licensing period, Webs-TV did not make any effort to promote the “Giga ADSL” brand name.  Furthermore, Webs-TV has been actively promoting its new brand name “Yam Tiankong” since March 2007, which was within one year from the purchase of our ADSL business.

As stated in the Company’s response to the Staff’s prior comment 9, the overall proceeds to the individual elements were allocated based on the relative fair values by analogy to the concepts conveyed in paragraph 12 of EITF 00-21 and paragraph 39 of SFAS 142, Goodwill and Other Intangible Assets. Given that there is no direct and/or specific accounting literature which addresses the allocation of the total sales price on the disposal transaction under SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, management believed that the allocation based upon the relative fair values of the components would be a reasonable and supportable method.

Upon the disposal, the Company transferred the ADSL business to Webs-TV, which included the equipment, customers, and selected employees, that were deemed to have value to Webs-TV on a stand alone basis for purpose of deriving synergies between its original streaming video content business and the ADSL subscriber base.

 The additional items meeting the separation criteria were (1) the brand name licensing for a period of 5 years, (2) a bandwidth supply service from the date of disposal through December 2007, and (3) transition services which covered billing support, advisory and administrative services related to the ADSL business. As indicated in the Company’s prior response, the Company allocated the overall proceeds based on the relative fair value method for the assets that were disposed of and the services to be delivered. Of the three undelivered items, the fair value of the bandwidth supply and the transition services were determined based on vendor-specific objective evidence (VSOE) or third party price quotations for similar services. For the brand name licensing (the “License”), though it was not licensed/traded in the market on a separate basis, its fair value was developed through the application of the income approach technique known as the Relief from Royalty Method.  Under the Relief from Royalty Method, the value of the License depends on the present worth of future economic benefits to be derived from the projected royalty income.  Indications of value have been developed by discounting projected future net royalty income to its present worth at discount rates which in our opinion are appropriate for the risks associated with the License. In determining the projected royalty income, we first estimated the 5 year projected sales expected to be generated by the License.  This was estimated with reference to the industry trend, historical marketing data and our projection of the expected customer churn rate.  A royalty rate was then applied to the projected income to calculate the net post tax royalty income.  We referenced benchmarks for market transactions, including general awareness of the brand, our market research and research related to other similar trademarks and royalties in the estimation of the royalty rate. In considering the appropriate discount rate to be applied, we have taken into account several factors, including the current cost of financing and the risk inherent in the operation related to the License.

Furthermore, we considered if the arrangement included in returns provisions, whether contractual or practical, and concluded that no such rights exist.

Based on the above analyses, the Company believes that it was reasonable to account for the multiple components contained in the disposal of the ADSL business separately and to recognize the respective income/gains upon delivery of the respective assets and services.

Note 11.  Marketable Securities – Noncurrent, page F-43

4.
We note your response to our prior comment 10 where you indicate the Company concluded that your preferred stock investments are not substantially similar to an investment in the investee’s common stock after evaluating the characteristics described in paragraph 6(c) of EITF 02-14. We further note that your investments in Neostorm, XL, and Access China are redeemable upon the request of the holders of at least 50 percent of the then total issued and outstanding preferred shares. Tell us how you considered this feature in concluding that these investments had substantive redemption rights. In this regard, tell us the number of preferred stock holders and the Company’s percentage ownership in each investment. Also, tell us how you considered the other factors in paragraph 6(a) and (b) of EITF 02-14 in your analysis. In addition, please clarify your reference to Question 9 of SFAS 115 Implementation Guide for your investment in Access China. In this regard, tell us whether Access China is a public traded company in China.

Response:
In concluding that our investments in Neostorm, XL, and Access China had substantive redemption rights, the Company believed that it had the ability to control the exercise of the redemption rights in these preferred share investments at its sole discretion due to the fact that the Company held 100 percent of Neostorm and XL’s outstanding preferred shares at the purchase date and as of December 31, 2007 and 100 percent of Access China outstanding preferred shares at the purchase date.

According to the guidance provided in Example 6 of EITF 02-14, if the investor concludes that redeemable convertible preferred stock requires the investee to transfer substantive value to the investor and that common shareholders do not participate, the investee preferred stock is not in-substance common stock. In this situation, EITF 02-14 states that evaluation of the characteristics in paragraphs 6(a), 6(b), and 7 is not required. Thus, the Company did not consider other factors, such as subordination or risks and rewards of ownership, to conclude that these investments are not in-substance common stock.

Access China is not a publicly traded company. Based on the guidance provided in Financial Accounting Standards Board Implementation Guides (Q&A) 115, Question 9, which states “if the convertible preferred stock is “redeemable” (that is, it has mandatory redemption provisions or is redeemable at the option of the investor), it would be considered a debt security under paragraph 137 and Statement 115 would apply, regardless of whether it has a readily determinable fair value”, accordingly, we accounted for our redeemable preferred stock investment in Access China as a debt security under SFAS 115, even though there is no readily determinable fair value.

Note 22.  Income Taxes, page F-63

5.
We note your response to our prior comment 13 where you indicate that during fiscal 2005 and 2007 the majority of the tax loss carryforwards expired unused. You also indicate that during fiscal 2006, a portion of the deferred tax assets ($3.3 million) were used to offset the one-time gain from the sale of ADSL business and the remaining tax loss carryforwards ($2.3 million) expired unused. The disclosures on page F-65 of your Form 20-F refer to “realization of valuation allowance,” which appears to indicate that the Company is actually utilizing your loss carryforwards and reversing your valuation allowances. Please revise your disclosures to more clearly describe the impact on the valuation allowance due to (a) utilization of deferred tax assets and subsequent reversal of the allowance and (b) reversal of valuation allowance due to loss carryforwards expiring unused.

Response:
The Company acknowledges the Staff’s comments with respect to providing clearer disclosure. In future filings, the Company will provide more detail to clarify changes to the valuation allowance. For the benefit of the Staff’s understanding, the following schedule separates the impact on the valuation allowance due to (a) utilization of deferred tax assets and subsequent reversal of the allowance and (b) reversal of the valuation allowance due to loss carryforwards expiring unused.

(in US$ thousands)	For the years ended December 31,
	2005	2006	2007
Valuation allowance:
Balance at beginning of year	$22,499	$10,396	$4,032
Subsequent reversal/utilization of valuation allowance	(490)	(4,160)	(1,224)
Reversal of valuation allowance due to loss carryforwards expired unused	(5,373)	(2,283)	(990)
Divestiture	(5,405)	-	-
Acquisition	-	-	1,197
Exchange differences	(835)	79	(3)
Balance at end of year	$10,396	$4,032	$3,012

*   *   *   *

In consideration with its responses to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action in respect of the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses to the Staff’s comments, or require additional information, please contact the undersigned at 011-852-3166-9898 or Alec P. Tracy in Skadden Arps’ Hong Kong office at 011-852-3740-4710.  You may also contact Skadden Arps’ Washington, D.C. office at (202) 371-7000 and ask to be transferred.

Sincerely,

/s/ Arthur Wang
Arthur Wang
Chief Executive Officer

cc:	Alec P. Tracy, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

Thomas Hui
President and Chief Operating Officer
GigaMedia Limited

Quincy Tang
Chief Financial Officer
GigaMedia Limited